Special Meeting of Shareholders
A special meeting of shareholders of the Trent
Equity Fund, a separate series of Professionally
Managed Portfolios were held at the offices of Trent
Capital Management, Inc., on December 15, 1999.
The proposal considers a Distribution Plan
(or "Rule 12b-1") whereby the Fund would
pay a distribution fee of up to 0.25% of net
assets annually to be used for marketing and
 distribution of the Fund's shares.   The purpose
 of the meeting is to adopt a Distribution Plan to make the Fund more marketable and visible in an extremely competitive environment, and grow the assets of the Fund to a level where management expects that overall operating expenses will be reduced from current levels.
A brief description of the matter voted upon as well as the voting results is outlined below.

1.It is proposed that shareholders of the
   Trust consider the adoption of a
   Distribution Plan (the "Distribution Plan")
   pursuant to Rule12b-1 under the Investment
   Company Act of 1940.
Number of shares:
For                   232,877
Against                4,101